

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

<u>Via Facsimile</u>
Shefali Vibhakar
President and Chief Executive Officer
Lyons Liquors Inc.
2605 72nd Avenue East, M/S 344
Ellenton, FL 34222

> **Re:** **Lyons Liquors Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 5, 2011**
> **File No. 333-171148**

Dear Ms. Vibhakar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial information for the most recently completed quarter ended March 31, 2011.

2. We note your response to comment two in our letter dated April 22, 2011. As previously requested, please provide a specific business plan for the next 12 months. Within this business plan, please include a timeline detailing when you anticipate applying for regulatory approval for any stores(s) you intend to open, when you anticipate signing a lease for your first retail store, and when you anticipate opening your first retail store. If you have not identified when any of these events may occur, please state this fact clearly in the filing. We also note your statement that one of your brand development activities is "marketing [your] brand with partners." Please revise your disclosure to clarify whether you currently have any partners.

Prospectus Summary, page 5

The Offering, page 5

3. We note your response to comment three in our letter dated April 22, 2011. Under the headings "Offering Price" and "Terms of the Offering," please also include the offering price of the shares issued as part of your primary offering. Under the heading "Termination of the Offering," please clarify that the selling shareholders are offering 1,000,000 shares, not 1,160,000 shares, and also disclose that your primary offering will be open for 180 days, unless extended by your board of directors for a period of 90 days.

Description of Business, page 17

4. We note your response to comment seven in our letter dated April 22, 2011. As previously requested, please disclose whether Georgia, Kansas, and South Carolina are open or control states.

Market for Common Equity and Related Stockholder Matters, page 21

OTC Bulletin board Qualification for Quotation, page 22

5. We note your response to comment 13 in our letter dated April 22, 2011. Please revise your disclosure in this section of your filing to reflect that you have 10,100,000 shares held by affiliates and 60,000 shares held by non-affiliates, as you indicate in your response to our comment.

Plan of Operations, page 22

Cash Requirements, page 23

6. We note your response to comment 15 in our letter dated April 22, 2011. Please provide an estimate as to how long you can sustain minimum operations without obtaining additional funding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have
questions regarding comments on the financial statements and related matters. Please contact
Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202)
551-3713, or me at (202) 551-3720, with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann for

                                        H. Christopher Owings
                                        Assistant Director

cc: Faiyaz Dean, Esq.